SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

American Building Control, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

903898401
(Cusip Number)

Thomas W. Briggs
201 Main Street, Suite 2500
Fort Worth, Texas 76102
(817) 878-3521
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**As specified in the introductory paragraph herein, this filing also constitutes (i) in the case of Victoria & Eagle Strategic Fund, Ltd., Amendment No. 9 to its previously filed Schedule 13D, and (ii) in the case of George K. Broady, Amendment No. 11 to his previously filed Schedule 13D.

1.     Name of Reporting Person:

          Victoria & Eagle Strategic Fund, Ltd.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Cayman Islands

                        7.     Sole Voting Power: 2,179,725 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  2,179,725
Person
With
                       10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,586,706 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  17.9%

14.     Type of Reporting Person:  CO

------------
(1)  Does not give effect to the super voting rights of the Issuer's Preferred Stock discussed in Section 5 hereof.
(2)  For a discussion of the conversion rate of the Issuer's Preferred Stock, see Item 5 hereof.

1.     Name of Reporting Person:

        George K. Broady

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  -0- (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 789,718
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,189,718 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  8.3%

14.     Type of Reporting Person:  IN

------------
(1) Mr. Broady has granted Solico International, Inc. an irrevocable proxy to vote 789,718 shares of his Common Stock in connection with a Stock Purchase Agreement dated September 22, 2003. See Item 6 hereof.

(2)  Includes 789,718 shares held by Mr. Broady individually and 200,000 shares that Mr. Broady has the right to acquire upon exercise of outstanding Issuer warrants.  Also includes 200,000 shares that Mr. Broady has the right to acquire through the exercise of Issuer stock options. For a discussion of Mr. Broady's Issuer stock options, see Item 5 hereof.

1.     Name of Reporting Person:

        Vance Campbell

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  238,890
Number of
Shares
Beneficially      8.     Shared Voting Power: 15,000
Owned By
Each
Reporting         9.     Sole Dispositive Power:  238,890
Person
With
                       10.     Shared Dispositive Power: 60,000

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         298,890 (1)(2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  2.1%

14.     Type of Reporting Person:  IN
------------
(1)  Solely in his capacity as a controlling person of Campbell, Henderson & Company with respect to 60,000 shares of the Common Stock.
(2)  Does not include 77,000 shares held by Mr. Campbell's spouse individually and in her capacity as trustee of various family trusts.

1.     Name of Reporting Person:

        Thomas C. Campbell

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  337,600
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  337,600
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         337,600 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  2.4%

14.     Type of Reporting Person:  IN
------------
(1)  Does not include 26,000 shares held by Mr. Campbell's spouse.

1.     Name of Reporting Person:

        Lynn B. Kinney

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  197,885 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  197,885 (1)
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         197,885 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  1.4%

14.     Type of Reporting Person:  IN

-------------
(1) Solely in her capacity as a controlling person of Cantrell Partners, Ltd. Partnership with respect to 155,000 shares of the Common Stock.

1.     Name of Reporting Person:

        Cantrell Partners, Ltd. Partnership

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Texas

                        7.     Sole Voting Power:  155,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  155,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         155,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  1.1%

14.     Type of Reporting Person:  PN

1.     Name of Reporting Person:

        Campbell, Henderson & Company

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Texas

                        7.     Sole Voting Power:  15,000 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  60,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        60,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.4%

14.     Type of Reporting Person:  CO

------------
(1)  Campbell, Henderson & Company has granted Solico International, Inc. an irrevocable proxy to vote 45,000 shares of its Common Stock in connection with a Stock Purchase Agreement dated November 10, 2003. See Item 6 hereof.

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 7, 2002, as amended by Amendment No. 1 dated November 12, 2002, as amended by Amendment No.2 dated March 17, 2003, as amended by Amendment No. 3 dated September 23, 2003, as amended by Amendment No. 4 dated October 1, 2003, as amended by Amendment No. 5 dated October 3, 2003, as amended by Amendment No. 6 dated October 10, 2003 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of American Building Control, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. This Schedule 13D Statement also constitutes (i) in the case of Victoria & Eagle Strategic Fund, Ltd., Amendment No. 9 to its Schedule 13D Statement dated October 29, 2001, as amended by Amendment No. 1 dated January 25, 2002, as amended by Amendment No. 2 dated November 7, 2002, as amended by Amendment No. 3 dated November 12, 2002, as amended by Amendment No. 4 dated March 17, 2003, as amended by Amendment No. 5 dated September 23, 2003, as amended by Amendment No. 6 dated October 1, 2003, as amended by Amendment No. 7 dated October 3, 2003, as amended by Amendment No. 8 dated October 10, 2003, relating to the Common Stock of the Issuer, and (ii) with respect to George K. Broady, Amendment No. 11 to his Schedule 13D Statement dated January 15, 1988, as amended by Amendment No. 1 dated October 23, 2001, as amended by Amendment No. 2 dated November 14, 2001, as amended by Amendment No. 3 dated January 18, 2002, as amended by Amendment No. 4 dated November 7, 2002, as amended by Amendment No. 5 dated November 12, 2002, as amended by Amendment No. 6 dated March 17, 2003, as amended by Amendment No. 7 dated September 23, 2003, as amended by Amendment No. 8 dated October 1, 2003, as amended by Amendment No. 9 dated October 3, 2003, as amended by Amendment No. 10 dated October 10, 2003, relating to the Common Stock of the Issuer.

Item 2.          IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated in its entirety as follows:

     (a)

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Victoria & Eagle Strategic Fund, Ltd. ("VESF"), George K. Broady ("Broady"), Vance Campbell ("V. Campbell"), Thomas C. Campbell ("T. Campbell"), Lynn B. Kinney ("L. Kinney"), Cantrell Partners, Ltd. Partnership ("Cantrell Partners") and Campbell, Henderson & Company ("CH&C" and, together with VESF, Broady, V. Campbell, T. Campbell, L. Kinney and Cantrell Partners, the "Reporting Persons").  Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  Fabio Conti ("Conti"), Paolo Marmont ("Marmont"), Stephen Rumball ("Rumball"), BIPIELLE Bank (Suisse) S.A. (the "Bank"), the executive officers and directors of the Bank set forth on Exhibit 99.1 hereto (such persons being hereinafter collectively referred to as the "Bank Controlling Persons") and Frances Grammer ("F. Grammer").  The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

     (b)-(c)

     Reporting Persons.

VESF

     VESF is a corporation organized under the laws of the Cayman Islands, the principal business of which is strategic investments in foreign markets to achieve long term capital growth.  Conti, Marmont, and Rumball are the directors and principal officers of VESF.  The principal business address of VESF, which also serves as its principal office, is c/o Victoria & Eagle Asset Management, S.A., Via Nassa 44, 6900 Lugano, Switzerland.

Broady

     Broady's business address is 751 Canyon Drive, Suite 100, Coppell, Texas 75019 and his present principal occupation or employment at such address is serving as the Chief Executive Officer of Kings III of America, Inc.  Kings III of America, Inc. is a Texas corporation, the principal business of which is emergency communications.  The principal business address of Kings III of America, Inc., which also serves as its principal office, is 751 Canyon Drive, Suite 100, Coppell, Texas  75019.

V. Campbell

     V. Campbell's business address is c/o Campbell, Henderson & Company, 5949 Sherry Lane, Suite 1205, Dallas, Texas 75225-6521, and his present principal occupation or employment at such address is serving as an investment advisor.  Information regarding Campbell, Henderson & Company is set forth below under the heading "CH&C".

T. Campbell

     T. Campbell's business address is c/o Campbell, Henderson and Company, 5949 Sherry Lane, Suite 1205, Dallas, Texas 75225-6521, and his present principal occupation or employment at such address is serving as an investor.  Information regarding Campbell, Henderson & Company is set forth below under the heading "CH&C."

L. Kinney

     L. Kinney's business address is c/o Message Technologies, Inc., 1995 North Park Place Meridian, 5th Floor, Atlanta, Georgia 30339, and her present principal occupation or employment at such address is serving as a sales/operations consultant.  Message Technologies, Inc. is a Georgia corporation, the principal business of which is teleservices.  The principal business address of Message Technologies, Inc., which also serves as its principal office, is 1995 North Park Place Meridian, 5th Floor, Atlanta, Georgia  30339.

Cantrell Partners

     Cantrell Partners is a Texas limited partnership, the principal business of which is investments.  The principal business address of Cantrell Partners, which also serves as its principal office, is 6520 Woodland, Dallas, Texas  75225.  The sole general partner of Cantrell Partners is L. Kinney.

CH&C

     CH&C is a Texas corporation, the principal business of which is investment counseling and management.  V. Campbell and F. Grammer are the directors of CH&C and V. Campbell (President) and F. Grammer (Vice President) are its principal officers.  The principal business address of CH&C, which also serves as its principal office, is 5949 Sherry Lane, Suite 1205, Dallas, Texas  75225-6521.

     Controlling Persons

     Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below.

     The principal occupation of each of (i) Conti, (ii) Marmont and (iii) Rumball is serving as a director and officer of VESF.  The principal business address of each of Conti, Marmont, and Rumball, which also serves as each such person's principal office, is c/o Victoria & Eagle Asset management, S.A., Via Nassa 44, 6900 Lugano, Switzerland.

     The Bank is a Swiss bank, the principal business of which is asset management.  The principal business address of the Bank, which also serves as its principal office, is Via Nassa 11, 6900 Lugano, Switzerland.  The executive officers and directors of the Bank are set forth on Exhibit 99.1 hereto, which is incorporated herein by reference.

     The principal occupation of each of the Bank Controlling Persons is serving in the capacity set forth opposite the name of such Bank Controlling Person on Exhibit 99.1 hereto.  The principal business address of each Bank Controlling Person, which also serves as each such person's principal office, is Via Nassa 11, 6900 Lugano, Switzerland.

     The principal occupation and the principal business address of L. Kinney is set forth above under the heading "Reporting Persons."

     The principal occupation and business address of V. Campbell is set forth above under the heading "Reporting Persons."  The principal occupation of F. Grammer is serving as the Vice President and a director of CH&C.  The principal business address of F. Grammer, which also serves as F. Grammer's principal office, is 5949 Sherry Lane, Suite 1205, Dallas, Texas 75225-6521.

     (d)     None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)     None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

     (f)     Broady, V. Campbell, T. Campbell, L. Kinney and F. Grammer are all citizens of the United States of America.  Conti is an Italian citizen; Marmont is a dual citizen of Italy and Switzerland; and Rumball is a citizen of the United Kingdom.

Item 3.          SOURCE AND AMOUNT OF FUNDS.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and the amount of the funds used or to be used by the Reporting Persons to purchase the Common Stock and, if applicable, the Preferred Stock, is set forth below:

	SOURCE OF FUNDS	AMOUNT OF FUNDS
VESF	Working Capital	$7,047,586.41
Broady	Personal Funds	$ 587,000.00
V. Campbell	Personal Funds	$ 758,785.00
T. Campbell	Personal Funds	$1,462,944.89
L. Kinney	Gift	Not Applicable
Cantrell Partners	Gift	Not Applicable
CH&C	Working Capital	$ 203,779.00

Item 4.     PURPOSE OF TRANSACTION.

    Item 4 is hereby amended by adding at the end thereof the following:

As described in Item 6 below and incorporated herein by reference, VESF and Solico currently are in negotiations regarding the closing of the First Tranche and the Second Tranche under the Purchase Agreement (which permits either party to terminate the agreement by notice to the other party if the closing of the First Tranche shall not have occurred by November 15, 2003).

    Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Persons

VESF

Pursuant to Rule 13d-3 of the Act, VESF beneficially owns 2,586,706 shares of the Common Stock, which constitutes approximately 17.9% of the outstanding shares of the Common Stock.  The total number of shares of Common Stock beneficially owned by VESF is comprised of the 2,179,725 shares of Common Stock and the 406,981 shares of Common Stock into which VESF's 195,351 shares of Preferred Stock are convertible at the rate of 2.08333 shares of Common Stock per each share of Preferred Stock.  Although the conversion rate specified in the Issuer's Certificate of Incorporation is 2.083 (which would result in VESF's owning 406,916 shares of Common Stock on an as converted basis), the Certificate also specifies a liquidation value of $5.00 and a conversion price of $2.40 (which is equivalent to a conversion rate of 2.08333, which, in turn, would result in VESF's owning 406,981 shares of Common Stock on an as converted basis); the Issuer, however, takes the position that 2.08333 is the conversion rate. VESF's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by 14,423,498, which represents the 406,981 shares of Common Stock into which VESF's 195,351 shares of Preferred Stock are convertible at the rate of 2.08333 shares of Common Stock per each share of Preferred Stock and the 14,016,517 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2003 filed with the Securities and Exchange Commission on November 14, 2003 (the "10-Q").

Broady

Pursuant to Rule 13d-3 of the Act, Broady beneficially owns 1,189,718 shares of the Common Stock, which constitutes approximately 8.3% of the outstanding shares of the Common Stock.  Broady's 1,189,718 shares include (i) 789,718 shares held by Broady individually and (ii) 200,000 shares that Broady has the right to acquire upon exercise of outstanding Issuer warrants.  Broady's 1,189,718 shares of Common Stock also include 200,000 shares issuable upon exercise of Issuer stock options. Although the forementioned options expired on January 30, 2003, Broady sent a notice of exercise covering all of such options to the Issuer prior to January 30, 2003. The option price, however, has not yet been paid and, consequently, the shares have not been issued. Broady's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by 14,416,517, which represents the 200,000 shares of Common Stock that Broady has the right to acquire through the exercise of Issuer stock options, 200,000 shares of Common Stock that Broady has the right to acquire upon exercise of outstanding Issuer warrants, and the 14,016,517 shares of Common Stock reported as outstanding in the Issuer's 10-Q.

V. Campbell

In his capacity as a controlling person of CH&C and because of his individual ownership of 238,890 shares of the Common Stock, V. Campbell may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 298,890 shares of the Common Stock, which constitutes approximately 2.1% of the outstanding shares of the Common Stock. (Such number of shares does not include 77,000 shares of Common Stock held by V. Campbell's spouse individually and in her capacity as trustee of various family trusts.)  V. Campbell's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 14,016,517 shares of Common Stock reported as outstanding in the Issuer's 10-Q.

T. Campbell

Pursuant to Rule 13d-3 of the Act, T. Campbell beneficially owns 337,600 shares of the Common Stock, which constitutes approximately 2.4% of the outstanding shares of the Common Stock. (Such number of shares does not include 26,000 shares of Common Stock held by T. Campbell's spouse.)  T. Campbell's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 14,016,517 shares of Common Stock reported as outstanding in the Issuer's 10-Q.

L. Kinney

In her capacity as a controlling person of Cantrell Partners and because of her individual ownership of 42,885 shares of the Common Stock, L. Kinney may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 197,885 shares of the Common Stock, which constitutes approximately 1.4% of the outstanding shares of the Common Stock.  L. Kinney's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by her by the 14,016,517 shares of Common Stock reported as outstanding in the Issuer's 10-Q.

Cantrell Partners

Pursuant to Rule 13d-3 of the Act, Cantrell Partners beneficially owns 155,000 shares of the Common Stock, which constitutes approximately 1.1% of the outstanding shares of the Common Stock.  Cantrell Partners' percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by the 14,016,517 shares of Common Stock reported as outstanding in the Issuer's 10-Q.

CH&C

Pursuant to Rule 13d-3 of the Act, CH&C beneficially owns 60,000 shares of the Common Stock, which constitutes approximately 0.4% of the outstanding shares of the Common Stock.  CH&C's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by the 14,016,517 shares of Common Stock reported as outstanding in the Issuer's 10-Q.

Controlling Persons

In their capacities as controlling persons of VESF, each of (i) Conti, (ii) Marmont, and (iii) Rumball, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,586,706 shares of the Common Stock, which constitutes approximately 17.9% of the outstanding shares of the Common Stock.

The Bank, as the majority equity owner of VESF, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,586,706 shares of the Common Stock, which constitutes approximately 17.9% of the outstanding shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of the Bank Controlling Persons may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,586,706 shares of the Common Stock, which constitutes approximately 17.9% of the outstanding shares of the Common Stock.

In her capacity as a controlling person of Cantrell Partners and because of her individual ownership of 42,885 shares of the Common Stock, L. Kinney, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 197,885 shares of the Common Stock, which constitutes approximately 1.4% of the outstanding shares of the Common Stock.

In his capacity as a controlling person of CH&C and because of his individual ownership of 238,890 shares of the Common Stock, V. Campbell may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 298,890 shares of the Common Stock, which constitutes approximately 2.1% of the outstanding shares of the Common Stock.  (Such number of shares does not include 77,000 shares of Common Stock held by V. Campbell's spouse individually and in her capacity as trustee of various family trusts.)

In his capacity as a controlling person of CH&C, F. Grammer, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 60,000 shares of the Common Stock, which constitutes approximately 0.4% of the outstanding shares of the Common Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Persons

VESF

VESF has the sole power to vote or to direct the vote of 2,179,725 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,179,725 shares of the Common Stock.  The Preferred Stock carries with it super-voting rights, giving each holder thereof 16.667 votes per share of Preferred Stock held on any matter submitted to stockholders for a vote.  Therefore, on any matter submitted to stockholders for a vote, VESF would have 5,435,640 votes, which represents 2,179,725 votes associated with the 2,179,725 shares of the Common Stock beneficially owned by VESF and 3,255,915 votes associated with the 195,351 shares of the Preferred Stock beneficially owned by VESF.

Broady

Because Broady has granted Solico International, Inc. an irrevocable proxy to vote 789,718 shares of the Common Stock in connection with a Stock Purchase Agreement dated September 22, 2003, he has no power to vote or to direct the vote of any shares of the Common Stock. Broady does, however, have the sole power to dispose or to direct the disposition of 789,718 shares of the Common Stock.

V. Campbell

In his individual capacity, V. Campbell has the sole power to vote or to direct the vote of 238,890 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 238,890 shares of the Common Stock.  (Such share number does not include 77,000 shares of Common Stock held by V. Campbell's spouse individually and in her capacity as trustee of various family trusts.)  In addition, in his capacity as a controlling person of CH&C, V. Campbell has the shared power to vote or to direct the vote of 15,000 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 60,000 shares of the Common Stock. The voting rights associated with CH&C's shares are discussed under the heading "CH&C" below.

T. Campbell

T. Campbell has the sole power to vote or to direct the vote of 337,600 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 337,600 shares of the Common Stock. (Such share number does not include 26,000 shares held by T. Campbell's spouse.)

L. Kinney

In her capacity as a controlling person of Cantrell Partners, L. Kinney has the sole power to vote or to direct the vote of 155,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 155,000 shares of the Common Stock.  In addition, in her individual capacity, L. Kinney has the sole power to vote or to direct the vote of 42,885 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 42,885 shares of the Common Stock.

Cantrell Partners

Cantrell Partners has the sole power to vote or to direct the vote of 155,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 155,000 shares of the Common Stock.

CH&C

Because CH&C has granted Solico International, Inc. an irrevocable proxy to vote 45,000 shares of the Common Stock in connection with a Stock Purchase Agreement dated November 10, 2003, CH&C has the sole power to vote or to direct the vote of 15,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 60,000 shares of the Common Stock.

Controlling Persons

In their capacities as controlling persons of VESF, each of (i) Conti, (ii) Marmont, and (iii) Rumball has the shared power to vote or to direct the vote of 2,179,725 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,179,725 shares of the Common Stock.

The Bank, as the majority equity owner of VESF, has the sole power to vote or direct the vote of 2,179,725 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,179,725 shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of the Bank Controlling Persons has the shared power to vote or to direct the vote of 2,179,725 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,179,725 shares of the Common Stock.

In her capacity as a controlling person of Cantrell Partners, L. Kinney has the sole power to vote or to direct the vote of 155,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 155,000 shares of the Common Stock.  In addition, in her individual capacity, L. Kinney has the sole power to vote or to direct the vote of 42,885 shares of the Common Stock, and the sole power to dispose or direct the disposition of 42,885 shares of the Common Stock.

In his capacity as a controlling person of CH&C, V. Campbell has the shared power to vote or to direct the vote of 15,000 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 60,000 shares of the Common Stock. The voting rights associated with CH&C's shares are discussed above under the heading "CH&C." In addition, in his individual capacity, V. Campbell has the sole power to vote or to direct the vote of 238,890 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 238,890 shares of the Common Stock.  (Such share number does not include 77,000 shares of Common Stock held by V. Campbell's spouse individually and in her capacity as trustee of various family trusts.)

In his capacity as a controlling person of CH&C, F. Grammer has the shared power to vote or to direct the vote of 15,000 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 60,000 shares of the Common Stock. The voting rights associated with CH&C's shares are discussed above under the heading "CH&C."

(c)     During the last 60 days, the Reporting Persons have neither purchased nor sold shares of the Common Stock or Preferred Stock.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock or the Preferred Stock during the past 60 days.

(d)     Each of the Reporting Persons affirms that no person other than the Item 2 Persons has the right to receive  or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)     Not Applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended and restated in its entirety as follows:

     On January 14, 2002, Broady and the Issuer entered into a Warrant Agreement and related Warrant Certificate (collectively, the "Warrant Agreement") pursuant to which the Issuer granted to Broady warrants to purchase, at any time prior to January 14, 2005, up to 200,000 shares of the Issuer's Common Stock at an initial exercise price of $1.64 per share, subject to adjustment in certain events. The Warrant Agreement further provides that (i) Broady will have the right, subject to certain restrictions, to demand that the Issuer file up to one registration statement to register the shares of Common Stock acquired by him upon exercise of the warrants for resale and (ii) subject to customary limitations, Broady will have the right to cause the Issuer to include the shares of Common Stock acquired by him upon exercise of the warrants in other registration statements filed by the Issuer.

     On September 22, 2003, VESF and Solico entered into a Stock Purchase Agreement (the "Purchase Agreement"), attached as Exhibit 99.4 to this Schedule 13D and incorporated herein by reference, pursuant to which (i) Solico agreed to purchase 25% of VESF's Common Stock and 25% of VESF's Preferred Stock for an aggregate purchase price of $1,899,806.52 on October 31, 2003 (the "First Tranche"), (ii) Solico agreed to purchase a further 25% of VESF's Common Stock and a further 25% of VESF's Preferred Stock for an aggregate purchase price of $1,899,804.41 on December 15, 2003 (the "Second Tranche") and (iii) VESF has the right to sell and Solico has the right to purchase, pursuant to a put/call option, VESF's remaining shares of Common Stock and Preferred Stock on June 30, 2004 for an aggregate purchase price of $4,497,120.50 (the "Option Tranche"). In addition, pursuant to the Purchase Agreement, VESF has granted Solico an irrevocable proxy to vote VESF's shares of Common Stock and Preferred Stock to be purchased by Solico in the Second Tranche for a period of time beginning on the closing of the First Tranche and ending on the closing of the Second Tranche. Solico's obligation to purchase each of the First Tranche, the Second Tranche and the Option Tranche is subject to the fulfillment or waiver of various customary terms and conditions and of the following: (i) the Issuer's Board of Directors (the "Board") shall have permanently and irrevocably waived the Issuer's right to redeem the Preferred Stock, (ii) on or prior to the closing of the First Tranche, the Board shall have appointed at least one person designated by Solico to the Board, (iii) on or prior to the closing of the Option Tranche, the Board shall have appointed at least one additional person designated by Solico to the Board and (iv) Broady and certain persons affiliated with Broady shall have entered into definitive, binding agreements with Solico (including the agreements described in the following paragraphs), pursuant to which Solico shall purchase certain of the shares of the Common Stock owned by such persons.

     On September 22, 2003, Broady and Solico entered into a Stock Purchase Agreement (the "Broady Agreement"), attached as Exhibit 99.5 to this Schedule 13D and incorporated herein by reference, whereby (i) Solico agreed to purchase 275,000 shares of the Common Stock owned by Broady for an aggregate purchase price of $400,000 on October 15, 2003 (the "First Closing"), (ii) Solico agreed to purchase an additional 200,000 shares of Broady's Common Stock for an aggregate purchase price of $675,000 on December 15, 2003 (the "Second Closing") and (iii) Solico has an option to purchase an additional 300,000 shares of Broady's Common Stock for a purchase price of $2.75 per share at any time after the Second Closing and on or before June 30, 2004 (the "Option Closing"). In addition, Broady has granted Solico an irrevocable proxy to vote 775,000 shares of Broady's Common Stock from and after the First Closing until July 15, 2004; provided, however, that if the Second Closing is not consummated on or before December 15, 2003 (and the date of such Closing has not been extended by the mutual agreement of the parties), then the proxy shall terminate and be of no further force or effect. Solico's obligation to purchase Broady's shares at the First Closing and the Second Closing is subject to the fulfillment or waiver of various customary terms and conditions and of the following: (i) at least one member of the Board shall have resigned effective upon or prior to the Second Closing, (ii) the Board shall fill such vacancy with at least one person designed by Solico and (iii) Solico and certain shareholders of the Issuer affiliated with Broady shall have entered into definitive binding agreements pursuant to which Solico shall purchase the Common Stock owned by such persons. Solico has also agreed to escrow 100,000 of Broady's First Closing shares to secure its performance of the Second Closing; if the Second Closing does not occur, such 100,000 shares are to be returned to Broady.

     In addition, Broady has entered into a loan arrangement, at an interest rate of 7% per annum, with Danny Mills of San Antonio, Texas, pursuant to which Broady will immediately receive a $200,000 advance against a Note payable at the First Closing through the delivery to Mills of 125,000 shares of Broady's Common Stock. Broady's obligations under the Note are supported by a pledge agreement on customary terms and conditions, including an irrevocable proxy to Mills to vote such 125,000 shares of Common Stock. The Note is attached as Exhibit 99.6 to this Schedule 13D and incorporated herein by reference.

     On September 22, 2003, V. Campbell, T. Campbell, L. Kinney and Cantrell Partners (for purposes of this paragraph, such persons are collectively referred to as the "Other Reporting Persons") entered into a Stock Purchase Agreement with Solico (the "Other Reporting Persons Purchase Agreement"), attached as Exhibit 99.7 to this Schedule 13D and incorporated herein by reference, pursuant to which (i) Solico agreed to purchase 170,194 shares of the Common Stock owned by the Other Reporting Persons for an aggregate purchase price of $340,888 on October 15, 2003 (the "First Other Reporting Persons Closing"), (ii) Solico agreed to purchase an additional 170,194 shares of the Other Reporting Persons' Common Stock (such shares, the "Second Closing Shares") for an aggregate purchase price of $382,936.50 on December 15, 2003 (the "Second Other Reporting Persons Closing") and (iii) Solico has an option to purchase 170,194 additional shares of the Other Reporting Persons' Common Stock (such shares, the "Option Shares") for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "Other Reporting Persons Option Closing"). In addition, the Other Reporting Persons have granted Solico an irrevocable proxy to vote the Second Closing Shares and the Option Shares from and after the First Other Reporting Persons Closing until July 15, 2004; provided, however, that if the Second Other Reporting Persons Closing is not consummated on or before December 15, 2003 (and the date of such Closing has not been extended by the mutual agreement of the parties), then the proxy shall terminate and be of no further force or effect. Solico's obligation to purchase the Other Reporting Persons' shares at the First Other Reporting Persons Closing and the Second Other Reporting Persons Closing is subject to the fulfillment or waiver of various customary terms and conditions and of the following: (i) at least one member of the Board shall have resigned effective upon or prior to such Closing, (ii) the Board shall fill such vacancy with at least one person designed by Solico, (iii) Solico and Broady shall have entered into the Broady Purchase Agreement and Solico and certain other shareholders of the Issuer specified in the Other Reporting Persons Purchase Agreement shall have entered into a definitive binding agreement pursuant to which Solico shall purchase the certain of the shares of the Common Stock owned by such persons (the "Additional Shares Agreement") and (iv) all of the conditions precedent to Solico's obligation to purchase the shares of Common Stock pursuant to the Broady Agreement and the Additional Shares Agreement shall have been waived or satisfied.

     On September 30, 2003, VESF and Solico entered into Amendment No. 1 to Stock Purchase Agreement, attached as Exhibit 99.8 to this Schedule 13D and incorporated herein by reference, pursuant to which the "Preferred Stock" condition contained in Section 7.5(a) of the Purchase Agreement and referred to above has been amended in its entirety so that the condition requires only that the Board irrevocably waive the Issuer's right to redeem the Preferred Stock until October 31, 2004.

     VESF and Solico determined not to enter into the previously reported proposed second amendment to the Purchase Agreement. Instead, on October 9, 2003, VESF and Solico entered into Amendment No. 2 to Stock Purchase Agreement, attached as Exhibit 99.9 to this Schedule 13D and incorporated herein by reference, pursuant to which (i) the director resignation and appointment conditions contained in Sections 7.4, 7.5(b) and 7.5(c) of the Purchase Agreement and referred to above have been deleted, (ii) the Preferred Stock condition contained in Section 7.5(a) of the Purchase Agreement and referred to above has been deleted and (iii) Section 7.3 of the Purchase Agreement has been amended in its entirety so that the condition requires that Solico, Broady, the Other Reporting Persons and certain other shareholders of the Issuer affiliated with Broady shall have entered into definitive, binding agreements pursuant to which Solico will have the right to acquire a minimum of 1,702,650 shares of the Common Stock owned by such persons.

     On October 9, 2002, Broady and Solico entered into Amendment No. 1 to Stock Purchase Agreement, attached as Exhibit 99.10 to this Schedule 13D and incorporated herein by reference, pursuant to which (i) Solico's purchase option set forth in Section 2.3 of the Broady Agreement and referred to above has been converted into a "put/call option" whereby Broady has the right to sell and Solico has the right to purchase 589,718 shares of the Common Stock owned by Broady on June 30, 2004 for an aggregate purchase price of $1,621,724.50, (ii) the First Closing under the Broady Agreement has been extended to October 31, 2003, (iii) the director resignation and appointment conditions contained in Sections 7.4 and 7.5 of the Broady Agreement and referred to above have been deleted in their entirety, (iv) Section 7.3(a) of the Broady Agreement has been amended in its entirety so that the condition requires that Solico and certain other shareholders of the Issuer affiliated with Broady shall have entered into definitive, binding agreements pursuant to which Solico will have the right to acquire a minimum of 637,932 shares of the Common Stock owned by such persons and (v) the termination provision contained in Section 8.1(e) of the Broady Agreement has been amended so as to allow the termination by either Broady or Solico if the First Closing under the Broady Agreement shall not have occurred on or before November 15, 2003, or such later date as the parties may agree.

     On October 9, 2002, the Other Reporting Persons and Solico entered into Amendment No. 1 to Stock Purchase Agreement, attached as Exhibit 99.11 to this Schedule 13D and incorporated herein by reference, pursuant to which (i) the First Other Reporting Persons Closing under the Other Reporting Persons Purchase Agreement has been extended to October 31, 2003, (ii) the director resignation and appointment conditions contained in Section 7.4 of the Other Reporting Persons Purchase Agreement and referred to above have been deleted in their entirety, (iii) Section 7.3(a) of the Other Reporting Persons Purchase Agreement has been amended in its entirety so that the condition requires that Solico and Broady enter into the Broady Purchase Agreement pursuant to which Solico will have the right to acquire 1,064,718 shares of the Common Stock owned by Broady, (iv) Section 7.3(b) of the Other Reporting Persons Purchase Agreement has been amended in its entirety so that the condition requires that Solico and certain other shareholders of the Issuer affiliated with Broady shall have entered into the Additional Shares Agreement pursuant to which Solico will have the right to acquire a minimum of 127,350 shares of the Common Stock owned by such persons and (v) the termination provision contained in Section 8.1(e) of the Other Reporting Persons Purchase Agreement has been amended so as to allow the termination by either a majority vote of the Other Reporting Persons or Solico if the First Other Reporting Persons Closing under the Other Reporting Persons Purchase Agreement shall not have occurred on or before November 15, 2003, or such later date as the parties may agree.

     On October 31, 2003, Broady and Solico entered into Amendment No. 2 to Stock Purchase Agreement, attached as Exhibit 99.13 to this Schedule 13D and incorporated herein by reference, pursuant to which the First Closing under the Broady Agreement has been extended to November 15, 2003. In addition, on November 5, 2003, Broady and Solico entered into Amendment No. 3 to Stock Purchase Agreement, attached as Exhibit 99.14 to this Schedule 13D and incorporated herein by reference, pursuant to which (i) the number of shares of Broady's Common Stock purchasable by Solico at the First Closing has been decreased to 200,000, (ii) the date of the First Closing has been moved to November 5, 2003, (iii) the purchase price payable in connection with the First Closing is to be paid by Solico through delivery to Broady of a promissory note in the original principal amount of $400,000, such note to be secured by a pledge of the shares of Common Stock purchased by Solico in the First Closing, (iv) the purchase price for the shares of Broady's Common Stock payable in connection with the Second Closing has been decreased to $450,000, (v) the purchase price for the shares covered by the put/call option has been increased to $1,846,724 and (vi) the number of shares of Common Stock covered by the irrevocable proxy referred to above has been increased to 789,718.

     The First Closing under the Broady Agreement occurred on November 5, 2003 and, in connection therewith, Solico executed a Note Secured by Stock Pledge Agreement (the "Solico Note") in the original principal amount of $400,000, with a maturity date of January 5, 2004. The Solico Note is attached as Exhibit 99.15 to this Schedule 13D and incorporated herein by reference. Solico's obligations under the Solico Note are secured by 200,000 shares of Common Stock transferred by Solico to Broady pursuant to the Stock Pledge Agreement dated November 5, 2003, attached as Exhibit 99.16 to this Schedule 13D and incorporated herein by reference, between Solico and Broady.

     In connection with the First Closing under the Broady Agreement, the Note made by Broady in favor of Danny Mills and referred to above was repaid in full on November 5, 2003 through delivery by Broady to Danny Mills of 200,000 shares of Broady's Common Stock.

     On November 10, 2003, CH&C entered into a Stock Purchase Agreement with Solico (the "CH&C Agreement"), attached as Exhibit 99.17 to this Schedule 13D and incorporated herein by reference, pursuant to which (i) Solico agreed to purchase from CH&C an aggregate of 15,000 shares of CH&C's Common Stock on or before December 15, 2003, for an aggregate purchase price of $30,000 (the "First CH&C Tranche"), (ii) Solico agreed to purchase from CH&C an aggregate of 15,000 shares of Common Stock on March 30, 2003, for an aggregate purchase price of $33,750 (the "Second CH&C Tranche"), and (iii) Solico has an option to purchase from CH&C an additional 15,000 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004. Pursuant to the CH&C Agreement, CH&C has granted to Solico an irrevocable proxy to vote all of CH&C's shares of Common Stock subject of the CH&C Agreement until July 15, 2004; provided, however, that in the event that the closing of the Second CH&C Tranche is not consummated on or before March 30, 2003 (and such date has not been extended by the mutual agreement of CH&C and Solico), then the proxy granted by CH&C to Solico under the CH&C Agreement shall terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First CH&C Tranche and the Second CH&C Tranche are subject to the fulfillment or waiver of customary terms and conditions.

     As of the date hereof, the First Other Reporting Persons Closing under the Other Reporting Persons Purchase Agreement between Solico, V. Campbell, T. Campbell, L. Kinney and Cantrell Partners has not occurred. Furthermore, Solico and VESF have not yet closed the First Tranche under the Purchase Agreement between them. Solico and VESF are, however, in negotiations regarding the closing of both the First Tranche and the Second Tranche, with the expectation that both Tranches will be closed simultaneously prior to November 24, 2003 (or as soon thereafter as may be practicable). Such Tranches may, however, be closed on slightly different payment terms or schedules than those contemplated by the Purchase Agreement.

Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1.     List of Officers and Directors of BIPIELLE Bank (filed herewith).

Exhibit 99.2     Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).

Exhibit 99.3     Warrant Agreement and related Warrant Certificate, dated January 14, 2002, between Ultrak, Inc. (n/k/a American Building Control, Inc.) and George K. Broady (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K filed by American Building Control, Inc. on April 15, 2002).

Exhibit 99.4     Stock Purchase Agreement between Solico International, Inc. and Victoria & Eagle Strategic Fund Ltd., dated September 22, 2003 (previously filed).

Exhibit 99.5     Stock Purchase Agreement between Solico International, Inc. and George K. Broady, dated September 22, 2003 (previously filed).

Exhibit 99.6     Note Secured by Pledge Agreement between George K. Broady and Danny W. Mills, dated September 22, 2003 (previously filed).

Exhibit 99.7     Stock Purchase Agreement between Solico International, Inc. and Vance Campbell, Thomas C. Campbell, Lynn B. Kinney and Cantrell Partners, Ltd. Partnership, dated September 22, 2003 (previously filed).

Exhibit 99.8     Amendment No. 1 to Stock Purchase Agreement between Solico International, Inc. and Victoria & Eagle Strategic Fund Ltd., dated September 30, 2003 (previously filed).

Exhibit 99.9     Amendment No. 2 to Stock Purchase Agreement between Solico International, Inc. and Victoria & Eagle Strategic Fund Ltd., dated October 9, 2003 (incorporated by reference to Exhibit 99.8 to the Statement on Schedule 13D filed by Solico International, Inc. on October 10, 2003).

Exhibit 99.10    Amendment No. 1 to Stock Purchase Agreement between Solico International, Inc. and George K. Broady, dated October 9, 2003 (incorporated by reference to Exhibit 99.10 to the Statement on Schedule 13D filed by Solico International, Inc. on October 10, 2003).

Exhibit 99.11    Amendment No. 1 to Stock Purchase Agreement between Solico International, Inc. and Vance Campbell, Thomas C. Campbell, Lynn B. Kinney and Cantrell Partners, Ltd. Partnership, dated October 9, 2003 (incorporated by reference to Exhibit 99.9 to the Statement on Schedule 13D filed by Solico International, Inc. on October 10, 2003).

Exhibit 99.12   Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (filed herewith).

Exhibit 99.13  Amendment No. 2 to Stock Purchase Agreement between Solico International, Inc. and George K. Broady, dated October 31, 2003 (incorporated by reference to Exhibit 99.13 to the Statement on Schedule 13D filed by Solico International, Inc. on November 17, 2003).

Exhibit 99.14  Amendment No. 3 to Stock Purchase Agreement between Solico International, Inc. and George K. Broady, dated November 5, 2003 (incorporated by reference to Exhibit 99.14 to the Statement on Schedule 13D filed by Solico International, Inc. on November 17, 2003).

Exhibit 99.15  Note Secured by Stock Pledge Agreement, dated November 5, 2003, by Solico International, Inc. in favor of George K. Broady (incorporated by reference to Exhibit 99.10 to the Statement on Schedule 13D filed by Solico International, Inc. on November 17, 2003).

Exhibit 99.16  Stock Pledge Agreement between Solico International, Inc. and George K. Broady, dated November 5, 2003 (incorporated by reference to Exhibit 99.11 to the Statement on Schedule 13D filed by Solico International, Inc. on November 17, 2003).

Exhibit 99.17  Stock Purchase Agreement between Solico International, Inc. and Campbell, Henderson & Company, dated November 10, 2003 (incorporated by reference to Exhibit 99.16 to the Statement on Schedule 13D filed by Solico International, Inc. on November 17, 2003).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  November 18, 2003

/s/ Thomas W. Briggs
Thomas W. Briggs,

Attorney-in-Fact for:
VICTORIA & EAGLE STRATEGIC FUND, LTD.
GEORGE K. BROADY
VANCE CAMPBELL
THOMAS C. CAMPBELL
LYNN B. KINNEY
CANTRELL PARTNERS, LTD. PARTNERSHIP

CAMPBELL, HENDERSON & COMPANY

By: __/s/ Vance Campbell______________________________
        Vance Campbell, President

EXHIBIT INDEX

Exhibit          Description

99.1.     List of Officers and Directors of BIPIELLE Bank (previously filed).

99.2.      Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).

99.3      Warrant Agreement and related Warrant Certificate, dated January 14, 2002, between Ultrak, Inc. (n/k/a American Building Control, Inc.) and George K. Broady (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K filed by American Building Control, Inc. on April 15, 2002).

99.4      Stock Purchase Agreement between Solico International, Inc. and Victoria & Eagle Strategic Fund Ltd., dated September 22, 2003 (previously filed).

99.5      Stock Purchase Agreement between Solico International, Inc. and George K. Broady, dated September 22, 2003 (previously filed).

99.6      Note Secured by Pledge Agreement between George K. Broady and Danny W. Mills, dated September 22, 2003 (previously filed).

99.7      Stock Purchase Agreement between Solico International, Inc. and Vance Campbell, Thomas C. Campbell, Lynn B. Kinney and Cantrell Partners, Ltd. Partnership, dated September 22, 2003 (previously filed).

99.8      Amendment No. 1 to Stock Purchase Agreement between Solico International, Inc. and Victoria & Eagle Strategic Fund Ltd., dated September 30, 2003 (previously filed).

99.9     Amendment No. 2 to Stock Purchase Agreement between Solico International, Inc. and Victoria & Eagle Strategic Fund Ltd., dated October 9, 2003 (incorporated by reference to Exhibit 99.8 to the Statement on Schedule 13D filed by Solico International, Inc. on October 10, 2003).

99.10    Amendment No. 1 to Stock Purchase Agreement between Solico International, Inc. and George K. Broady, dated October 9, 2003 (incorporated by reference to Exhibit 99.10 to the Statement on Schedule 13D filed by Solico International, Inc. on October 10, 2003).

99.11    Amendment No. 1 to Stock Purchase Agreement between Solico International, Inc. and Vance Campbell, Thomas C. Campbell, Lynn B. Kinney and Cantrell Partners, Ltd. Partnership, dated October 9, 2003 (incorporated by reference to Exhibit 99.9 to the Statement on Schedule 13D filed by Solico International, Inc. on October 10, 2003).

99.12   Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (filed herewith).

99.13  Amendment No. 2 to Stock Purchase Agreement between Solico International, Inc. and George K. Broady, dated October 31, 2003 (incorporated by reference to Exhibit 99.13 to the Statement on Schedule 13D filed by Solico International, Inc. on November 17, 2003).

99.14  Amendment No. 3 to Stock Purchase Agreement between Solico International, Inc. and George K. Broady, dated November 5, 2003 (incorporated by reference to Exhibit 99.14 to the Statement on Schedule 13D filed by Solico International, Inc. on November 17, 2003).

99.15  Note Secured by Stock Pledge Agreement made by Solico International, Inc., dated November 5, 2003 (incorporated by reference to Exhibit 99.10 to the Statement on Schedule 13D filed by Solico International, Inc. on November 17, 2003).

99.16  Stock Pledge Agreement between Solico International, Inc. and George K. Broady, dated November 5, 2003 (incorporated by reference to Exhibit 99.11 to the Statement on Schedule 13D filed by Solico International, Inc. on November 17, 2003).

99.17  Stock Purchase Agreement between Solico International, Inc. and Campbell, Henderson & Company, dated November 10, 2003 (incorporated by reference to Exhibit 99.16 to the Statement on Schedule 13D filed by Solico International, Inc. on November 17, 2003).